Exhibit I

CAPITAL CLEAN ENERGY CARRIERS CORP. ANNOUNCES FURTHER EXPANSION WITH AN ORDER

FOR THREE LATEST SPECIFICATION LNG CARRIERS DELIVERING IN 2028 AND 2029

ATHENS, Greece, December 29, 2025 (GLOBE NEWSWIRE) – Capital Clean Energy Carriers Corp. (the “Company”, “CCEC”, “we” or “us”) (NASDAQ: CCEC), an international owner of ocean-going vessels, today announced it has ordered three latest technology LNG carriers (“LNG/C”) to be built at HD Hyundai Samho Co., Ltd (“Hyundai”) in South Korea, scheduled for delivery in 2028 and 2029.

CCEC has secured three LNG/C berths at Hyundai, with one vessel scheduled for delivery in the third quarter of 2028 and two further deliveries in the first quarter of 2029. The en-bloc ship building price of these vessels is $769.5 million. The vessels have been designed to incorporate a number of upgrades in their specification and are expected to rank amongst the most efficient LNG/Cs in the global fleet in terms of fuel consumption and boil-off rates.

With its latest order for three additional LNG/Cs, the Company reaffirms its strategic position as the largest US listed LNG shipping company with 12 LNG/Cs currently in the water and nine LNG/Cs on order (“Newbuild LNG/Cs”). The Company’s newbuilding deliveries span from the third quarter of 2026 to the first quarter of 2029, which coincides with the anticipated expansion of LNG liquefaction capacity from 493 mtpa today to at least 649 mtpa by 2030. In addition, CCEC has on order an additional 10 gas carriers, including four handy LCO2/multi-gas carriers and six dual-fuel medium gas carriers (the “Gas Fleet”), with deliveries starting in the first quarter of 2026. The CCEC fleet benefits from approximately $3.0 billion of contracted revenue and an average remaining charter duration of 6.9 years, underpinning the Company’s ongoing fleet expansion strategy. The Company’s strategy is to create shareholder value through creating scarcity value, while retaining commercial optionality via a disciplined mix of contracted and open vessel capacity. CCEC has delivered on this strategy by securing long term employment during 2025 for three of its newbuilding LNG/Cs, whilst simultaneously improving the financial strength of the company by recycling capital from its legacy container fleet.

As a result of the contracting of the three additional LNG/Cs, our capital expenditure schedule (“CAPEX”) has been revised as follows:

CAPEX Schedule of CCEC in USD million, as of December 29, 2025:

	2025	2026				2027				2028				2029	TOTAL
	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1
Newbuild LNG/C	—	61.9	51.2	393.7	—	702.2	24.7	—	49.3	24.7	24.7	211.0	—	372.8	1,916.2
Gas Fleet	7.8	74.0	105.4	115.4	47.7	89.3	46.9	35.9	—	—	—	—	—	—	522.4

TOTAL	7.8	135.9	156.6	509.1	47.7	791.5	71.6	35.9	49.3	24.7	24.7	211.0	—	372.8	2,438.6

The Company has paid by December 29, 2025, $386.1 million in advance to shipyards towards the acquisition of its under-construction fleet.

Jerry Kalogiratos, CEO of CCEC, commented: “This is an opportunistic transaction for CCEC, which closely aligns with our executed strategy and forward objectives. I believe that we have secured attractive pricing and payment terms for state of the art, high specification vessels, whose deliveries we expect to coincide with increased demand for LNG shipping from a number of LNG projects that are expected to come online in this timeline. Notably, this transaction allows CCEC to selectively contract the most attractive specification LNG/Cs for charterers, to be delivered at the most undersupplied part of the forward curve.”

About Capital Clean Energy Carriers Corp.

Capital Clean Energy Carriers Corp. (NASDAQ: CCEC), an international shipping company, is one of the world’s leading platforms of gas carriage solutions with a focus on energy transition. CCEC’s in-the-water fleet includes 14 high specification vessels, including 12 latest generation LNG/Cs and two legacy Neo-Panamax container vessels, one of which has been agreed to be sold. In addition, CCEC’s under-construction fleet includes nine additional latest generation LNG/Cs, six dual-fuel medium gas carriers and four handy LCO2/multi-gas carriers, to be delivered between the first quarter of 2026 and the first quarter of 2029. For more information about the Company, please visit: www.capitalcleanenergycarriers.com

Forward-Looking Statements

The statements in this press release that are not historical facts, including, among other things, statements related to CCEC’s ability to pursue growth opportunities and CCEC’s expectations or objectives regarding future vessel deliveries and charter rate expectations, are forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. For a discussion of factors that could materially affect the outcome of forward-looking statements and other risks and uncertainties, see “Risk Factors” in our annual report filed with the SEC on Form 20-F for the year ended December 31, 2024, filed on April 17, 2025. Unless required by law, CCEC expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, to conform them to actual results or otherwise. CCEC does not assume any responsibility for the accuracy and completeness of the forward-looking statements. You are cautioned not to place undue reliance on forward-looking statements.

Contact Details:

Investor Relations / Media

Brian Gallagher

EVP Investor Relations

Tel. +44 (770) 368 4996

E-mail: b.gallagher@capitalmaritime.com

Nicolas Bornozis/Markella Kara

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: ccec@capitallink.com

Source: Capital Clean Energy Carriers Corp.

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